O’Melveny & Myers LLP	T: +1 415 984 8700
Two Embarcadero Center	F: +1 415 984 8701
28ᵗʰ Floor	omm.com
San Francisco, CA 94111-3823

February 13, 2023	C. Brophy Christensen
D: +1 415 984 8793
bchristensen@omm.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Atlanta Braves Holdings, Inc.

Registration Statement on Form S-4

Filed December 21, 2022

File No. 333-268922

To the Staff of the Division of Corporation Finance:

On behalf of our client, Atlanta Braves Holdings, Inc. (“SplitCo”), this letter sets forth SplitCo’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated January 18, 2023 with respect to the filing referenced above (the “Comment Letter”).

This letter and Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-268922) are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by SplitCo’s response. Capitalized terms used and not defined herein have the meanings given in Amendment No. 1. Page and caption references in SplitCo’s responses correspond to pages and captions in Amendment No. 1.

Questions and Answers, page 15

1.              We note Mr. Malone’s potential significant influence in your company following the split-off. In connection therewith:

●	Please disclose, as you do on page 43, Mr. Malone’s expected percentage of voting power of SplitCo and discuss his significant and perhaps controlling influence over corporate actions. Make conforming changes as appropriate to your risk factor on page 43.

●	As Mr. Malone will not be required to keep his aggregate voting power in SplitCo under 49% according to your disclosure on page 43, please disclose the specific percentage of outstanding shares that Mr. Malone would need to hold to control general matters submitted to shareholders for approval, pursuant to which holders of shares of New BATRA and New BATRB would vote together as a class.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

●	If you could be considered a “controlled company” under your applicable exchange listing standards, please disclose so and discuss whether you will utilize any related exemptions to governance rules and provide related risk factor disclosure, if necessary.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 17, 22, 50 and 105 of Amendment No. 1.

2.              We note that the split-off proposal contemplates the redemption by Liberty Media of each outstanding share of BATRA, BATRB and BATRK “in exchange for one share of the corresponding series of common stock of” SplitCo. Here and in your sections entitled “Summary” and “Risk Factors,” please prominently describe the number of votes per share to which each series is entitled, as well as the circumstances or events in which the conversion of the various series of shares are mandatory or optional, including any exceptions. Additionally, in your risk factor discussion, please

●	Disclose the risks that your multi-class capital structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

●	Disclose that future issuances of New BATRB shares may be dilutive to the holders of New BATRA, particularly with respect to their voting power.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 15-16, 36, 59 and 63 of Amendment No. 1.

Summary, page 34

3.              We note your reference to the “Risk Factors” starting on page 39. Please also include a summary of your risk factors relating to the split-off transaction in accordance with Item 503 and 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo added the summary beginning on page 37 of Amendment No. 1.

Risk Factors

“The risk of injuries to key or popular players creates uncertainty and could negatively impact financial results.”, page 44

4.              We note your disclosure that a “significant portion of the financial results of SplitCo will be dependent upon the on-field success of the Braves.” We also note the long-term employment contract commitments outstanding as of September 30, 2022 in the amount of $912.4 million, $244.0 million of which is due after 2026, as well as your disclosure on page F-59 that $212 million of these obligations could extend through 2032. In addition to injury-related risks associated with your key or popular players that are discussed here, please expand your discussion to also discuss the long-term valuation and commitment risks associated with entering into such contracts, with a view towards providing shareholders with a balanced picture of the risks that may impact your financial results.

Response: In response to the Staff’s comment, SplitCo incorporated a new risk factor on pages 51-52 of Amendment No. 1.

“Broadcasting rights, both national and local, present an important source of revenue for SplitCo. . . ”, page 46

5.              We note your disclosure that “Braves Holdings derives revenue directly from the sale of their local broadcasting rights through an individually negotiated carriage or license agreement” and that a “majority of this revenue is reliant on a limited number of broadcasting partners,” as well as your disclosure on page 129 that such revenue related to local broadcasting rights is “substantial” in nature. Please tell us whether you substantially depend on any broadcasting and/or sponsorship relationships (e.g., your agreement with Sportsouth Network II, LLC), and to the extent that you do, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in your proxy statement/prospectus. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: SplitCo respectfully advises the Staff that SplitCo is not substantially dependent on the SSN agreement. SplitCo owns all of the Braves media content, subject to MLB provisions, and only licenses the distribution of such content to the applicable service provider(s) under such agreements. Further, based on recent transactions involving sports media rights across a variety of sports and the popularity of, and demand for Braves’ content, SplitCo believes that if SplitCo’s existing agreement with SSN expired, was terminated or otherwise needed to be replaced, including due to any bankruptcy of Diamond Sports Group, the parent company of SSN, SplitCo would be able to enter into one or more licensing agreements with comparable service providers. SplitCo originally entered into the agreement with SSN prior to the 2013 baseball season, selecting SSN over other alternative service providers, and in the process, chose to consolidate its local media rights to a single service provider. Since entering into the agreement with SSN, the interest in sports media rights remains very strong, in particular due to the emergence and success of various streaming services creating new competition and distribution platforms, and the continued value of live sports as “appointment” viewing. In addition, with the Braves’ recent on-field success of five (5) straight NL East division titles and the 2021 World Series championship, SplitCo believes its Braves’ content is amongst the most sought-after content in professional sports. As a result of the increased distribution platforms and competitors noted above, SplitCo believes there are more service providers able to provide comparable distribution services for Braves’ content than there were at the time it entered into the SSN agreement. Based on the reasons above, SplitCo respectfully submits that the SSN agreement is not a material contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

With respect to sponsorship relationships, SplitCo respectfully advises the Staff that no individual sponsorship relationship contributes a material amount of revenue. Further, SplitCo respectfully advises the Staff that sponsorship relationships are contracts of the type that are entered into in the ordinary course of business, relationships that change regularly and are typically structured as short-term relationships. SplitCo is continually developing new opportunities for new potential sponsors and believes it could easily obtain new or alternative sponsorship relationships. As such, SplitCo has determined that it is not substantially dependent upon any of its advertising sponsorship relationships.

“Weak economic conditions may reduce consumer demand for products, services and events offered by SplitCo.”, page 49

6.              Here or elsewhere, as appropriate, please discuss the risk that “inflation and any recession” may impact your mixed-use development business segment. In connection therewith, in your section entitled “SplitCo Management’s Discussion and Analysis of Financial Condition and Results of Operations,” please address the extent that your operations have been materially impacted by recent inflationary pressures.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 58 and 171 of Amendment No. 1.

Factors Relating to Ownership of SplitCo’s Common Stock and the Securities Market, page 50

7.              We note your disclosure on page 195 that “the Eighth Judicial District Court of Clark County , Nevada, shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of actions, including . . . certain actions asserting claims under the laws of the United States that may be brought in either a federal forum or a forum in Nevada.” Please include a risk factor disclosing whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims. If the provision applies to Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that the exclusive forum provision in your restated charter is consistent with your revised disclosure.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 62 and 211-212 of Amendment No. 1 and made conforming changes to the exclusive forum provision in the SplitCo restated charter.

“The SplitCo restated charter includes restrictions on the share ownership of SplitCo common stock by certain persons…”, page 53

8.              We note your disclosure that the SplitCo restated charter will provide that “no person may own 10% or more of the number of outstanding shares of SplitCo common stock unless, in the case of this clause (iii), such person is expressly approved by MLB or qualifies as an exempt person (which is generally defined to include [ ]).” Please revise to clarify that “Liberty Media would also be an exempt person,” as you disclose on page 23. Here or elsewhere, as applicable, also revise to clarify whether the agreement between Liberty Media and Major League Baseball has been or is being revised to reflect new ownership limitation terms in SplitCo, and to the extent that there is an executed agreement, please summarize and file such agreement as an exhibit to the registration statement.

Response: In response to the Staff’s comment regarding clarification that Liberty Media is considered an exempt person, SplitCo revised the disclosure on pages 24, 60, 62, 119 and 210 of Amendment No. 1. SplitCo respectfully advises the Staff that as disclosed on pages 24 and 119 of Amendment No. 1, SplitCo expects that the SplitCo restated charter will include similar ownership limitation provisions as are included in the existing Liberty Media certificate of incorporation. It is expected that the SplitCo restated charter will contain the only ownership limitation provision generally applicable to SplitCo’s equity. Liberty Media does not intend to enter into any agreement with MLB governing ownership limitation terms with respect to SplitCo.

The Proposed Transactions

Reasons for the Split-Off and the Reclassification, page 99

9.              With a view to understanding how Liberty Media’s board determined to recommend the split-off and “did not consider alternatives,” please elaborate upon why the “nature of the particular assets and businesses to be held by SplitCo” lends itself to a split-off structure as opposed to other alternatives, such as a spin-off and/or sale to a third-party purchaser.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 114-115 of Amendment No. 1. SplitCo respectfully advises the Staff that Liberty Media’s board and management determined that the Split-Off transaction would be the best structure because a spin-off transaction would not involve the full redemption of the Liberty Braves common stock, and therefore would not achieve the same simplification of the capital structure of Liberty Media in connection with the separation of SplitCo’s business as the Split-Off, and a third party sale would result in adverse tax consequences to Liberty Media.

10.           We note your disclosure that “[t]he aggregate trading value of SplitCo’s common stock and Liberty Media’s common stock is expected to exceed the aggregate trading value of Liberty Media’s existing common stock,” and that “Liberty Media believes that the public markets continue to apply a meaningful discount to the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock….” We also note your disclosure that the split-off of the Liberty Braves business will reduce the valuation discount currently applied to the Liberty Braves common stock. Please elaborate upon the Liberty Media board’s use of the Liberty Braves Group tracking stock share price as a pricing reference, specifically discussing the board’s consideration of the tracking stock discount reflected in Liberty Brave’s share price, if any.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 20-21, 111 and 112 of Amendment No.1.

11.           We note the investor presentation published on Liberty Media’s website as of November 21, 2022, which communicates to investors that there is “high demand for sports assets,” and also cites various examples highlighting an “influx of alternative buyers” in the market as well as certain “teams sold to traditional buyer base” and certain “rumored sale processes.” We also note, as reported by the Hollywood Reporter, Liberty Media’s CEO Greg Maffei’s statement following such investor presentation that “[a]mong baseball teams, Baltimore and Washington are rumored to be contemplating a sale. We’d argue, I think with some reasons, that the Braves are a far more attractive asset.” Please tell us what consideration Liberty Media’s board gave to such market assessment as well as Mr. Maffei’s statement in evaluating and recommending the split-off, and revise as appropriate.

Response: As described on page 20-21, 112 and 114-115 of Amendment No.1, Liberty Media’s board of directors took into account a number of factors when approving the Split-Off, including the expectation that the Split-Off will result in a reduction in the historical trading discount that is currently applied to the Liberty Braves common stock, as the business of SplitCo will receive greater market recognition in the hands of a standalone issuer and is expected to provide greater transparency for investors.  Mr. Maffei’s subsequent comments regarding the evolving market for sports assets in general are consistent with the views of Liberty Media’s board of directors that the Split-Off would create a valuation for SplitCo and its dominant business, the Atlanta Braves, that is more representative of its underlying value.

12.           We note your discussion of how Liberty Media’s board considered the potentially negative factors, including “potential tax liabilities that could arise from the Split-Off.” Please expand your discussion to also address whether the board considered the specific limitations, to be set forth in the tax sharing agreement, on SplitCo’s activities that will be required to preserve the tax-free treatment of the split-off transaction.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 114-115 of Amendment No. 1.

Description of SplitCo’s Business, page 128

13.           We note your “exclusive operating rights to [Truist Park] via a 30-year Stadium Operating Agreement with Cobb County and the Cobb-Marietta Coliseum & Exhibit Hall Authority.” To the extent that such operating agreement is material to your baseball segment, please revise to summarize its material terms (including any termination rights), include appropriate risk factor disclosure in the event of termination, and file the agreement as an exhibit to the registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 55 of Amendment No. 1. SplitCo respectfully advises the Staff that it does not consider the Stadium Operating Agreement with Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall Authority to be material to SplitCo. SplitCo’s analysis of the filing requirements of Regulation S-K Item 601(b)(10) follows:

●	A contract must be filed if it is not made in the ordinary course of business and is material to the registrant. Under Item 601(b)(10), a contract will be deemed to be made in the ordinary course of business and need not be filed if it is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, unless it falls within one of the specified categories discussed below.

SplitCo’s business includes a baseball segment, which consists principally of operations relating to the Braves baseball franchise and Truist Park, which is the stadium at which the Braves play their home baseball games. Cobb County, Georgia and Cobb-Marietta Coliseum and the Exhibit Hall Authority maintain ownership in Truist Park. Braves Holdings, like other owners of professional sports teams and operators of professional sports stadiums, entered into a stadium operating agreement in order to operate, manage and use Truist Park for the Braves baseball franchise. As such, operating agreements for professional sports stadiums are contracts which ordinary accompany ownership of a professional sports team.

●	Item 601(b)(10)(ii) sets forth four categories of contracts which a registrant will be required to file (unless the contract is immaterial in amount or significance) even if the contract is made in the ordinary course of the registrant’s business. Categories (A), (B) and (C) of Item 601(b)(10)(ii) are inapplicable. Item 601(b)(10)(ii)(D) requires the filing of any material lease under which a part of the property described in the registration statement or report is held by the registrant. The payment obligations of SplitCo’s applicable subsidiaries under the Stadium Operating Agreement represent only $6 million in annual payments by SplitCo and its subsidiaries. As a result, SplitCo concluded that the Stadium Operating Agreement is immaterial in amount and is not a material contract within the meaning of Item 601(b)(10).

14.           We note your investor presentation includes certain metrics related to the Atlanta Braves business, including the number of tickets sold at Truist Park as well as the number of visitors at Battery Atlanta. To the extent such metrics are material to your business, please revise to describe how you measure such metrics and assess the related results.

Response: In response to the Staff’s comment regarding the attendance and number of tickets sold, SplitCo revised the disclosures on pages 171 and 175 of Amendment No. 1.

SplitCo respectfully advises the Staff that, with respect to The Battery Atlanta, SplitCo’s management does not use The Battery Atlanta visitor volume to manage the business and does not believe such metric is material to the business. While The Battery Atlanta visitor volume can be a useful indication of fan engagement and may have some correlation with parking revenue, this metric is not strongly correlated with the financial performance of the mixed-use development business in a meaningful enough way since the primary driver of mixed-use development segment revenue is rental income, which is contractually fixed by the terms of the underlying lease agreements. Similarly, The Battery Atlanta visitor volume may also be increased by methods that may have the effect of increasing costs, such as hosting community events and other activities the focus of which are not revenue generation or that do not directly generate revenue for the mixed-use development segment.

15.           We note your disclosure that “Braves Holdings competes with the other MLB Clubs for a limited pool of player, coaching and managerial talent” and that “[t]his talent contributes to the Braves’ record and league standings, which are critical components of Braves Holdings’ competitiveness.” We also note your disclosure on page F-59 that certain contractual obligations extend through 2032, as well as your investor presentation disclosure that you have “secured young players under long-term contracts” such as “Strider, Riley, Acuna, Harris, Olson [and] Albies.” To the extent that you deem your entry into long-term contracts with players as a material part of your business, please revise to disclose as such and include a more robust a discussion of the market demand and competitive conditions to secure such long-term contracts. Please refer to Item 101(c)(1) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 142 of Amendment No. 1. SplitCo respectfully advises the Staff that it does not believe entry into long-term employment contracts with players is a material part of SplitCo’s business. Generally, only certain players tend to have sufficient leverage to negotiate long-term contracts, and such leverage is dependent on numerous factors, such as the historical performance of such player, the number of potential replacements for such player available to be acquired (e.g., through signings, trades or development through the minor league system), and the general free agency market in any given year (i.e., the number of teams interested in such player). As such, there are an inherently limited number of active players in any given year that are expected to be signed to a long-term contract (e.g., a contract of six years or more). Because the Braves are continually competing against other MLB Clubs for this limited pool of players, Braves management expects players signed to long-term contracts with the Braves to represent only a small portion of the Braves’ active roster in any given year.

16.           We note your investor presentation discloses certain ESG results, including that the Liberty Braves group “[c]ollected more than 200 tons of waste for recycling during the 2021 season.” We also note Liberty Media’s discussion of its ESG approach and results on its website, including its SASB disclosure for the year ended December 31, 2021. Please advise us what consideration you gave to providing the same type of ESG-related disclosure for the Atlanta Braves’ business here as you provided in your investor presentation and on your website.

Response: SplitCo respectfully advises the Staff that the investor presentation and the SASB disclosure pertains to the ESG objectives relevant to Liberty Media. While SplitCo management intends to evaluate ESG benchmarks and other goals in the future, SplitCo does not believe the existing Liberty Media disclosures are material to any investment decision with respect to SplitCo.

17.           Please disclose by what basis “[t]he Battery Atlanta has one of the highest-capacity networks serving any mixed-use development in the nation.”

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 143 of Amendment No. 1.

18.           We note your disclosure that your total Adjusted OIBDA was $47,357,000 and your Adjusted OIBDA attributed to your mixed-use development segment generated $26,093,000 for the nine months ended September 30, 2022. Given that your mixed-use development segment generates a material portion of your Adjusted OIBDA, please discuss the general terms of your rental income, parking and advertising sponsorship agreements through which you primarily derive revenue, and to the extent that you substantially depend on any particular agreements, please summarize their material terms and file such agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, SplitCo revised the disclosures on pages 142 and F-36 of Amendment No. 1 to (a) describe certain terms applicable to the rental leases from which SplitCo generates revenue in the mixed-use development segment, and (b) add a reference to the Summary of Significant Accounting Policies included in the annual condensed combined financial statements for more information on revenue recognition for the parking and sponsorship revenue. SplitCo respectfully advises the Staff that revenue derived from parking and sponsorships, when combined, makes up less than 2% of total revenue for all periods presented, therefore, SplitCo does not believe such agreements are material.

19.           We note your disclosure that failure by an MLB club to comply with the Debt Service Rule during two consecutive fiscal years may lead to certain remedial measures, including the prohibition on the incurrence of additional indebtedness and repayment of outstanding indebtedness. To provide additional context for investors, please disclose whether the Atlanta Braves have been in compliance with the Debt Service Rule during the last two fiscal years.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 146 of Amendment No. 1 with respect to the fiscal year ended December 31, 2021. SplitCo respectfully advises the Staff that SplitCo does not determine whether it has complied with the Debt Service Rule for a particular year until the audit for such year’s financial statements is completed. When SplitCo is obligated to file its year-end financial statements for fiscal year 2022, it will include a statement regarding whether it has complied with the Debt Service Rule for 2022.

Splitco Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 157

20.           In connection with the split-off, you plan to enter agreements with Liberty Media to include a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement. Please disclose any material favorable or unfavorable impact these agreements may have on your results of operations and/or liquidity. Refer to Item 303(b) of Regulation S-K.

Response: SplitCo respectfully advises the Staff that SplitCo does not expect any material impact on its results of operations and/or liquidity as a result of entering into these transaction documents. Other than the registration rights agreement, each of the transaction documents is intended to memorialize the allocation of the fees and expenses for shared services (including for executive officers), aircraft usage, facilities and tax obligations to SplitCo following the Split-Off in substantially the same manner and amount as applied by Liberty Media immediately prior to the Split-Off.

21.           Please disclose any material favorable or unfavorable impact expiring and new player contracts may have on your results of operations. Refer to Item 303(b)(2) of Regulation S-K.

Response: SplitCo respectfully advises the Staff that it does not believe it has experienced any material impact to its results of operations as a direct result of the expiration or entry into new player contracts as results of operations are strongly impacted by the team’s success, rather than any given player’s contractual lifecycle. Further, the Braves utilize an annual budget for player salaries in the aggregate that incorporates expected contract expirations (and expected replacement contracts) and potential new player contract signings, which assists the team in projecting future compliance with the Competitive Balance Tax.

22.           We note your disclosure on page 43 that “[i]ncome from postseason play (after reduction for allocable postseason share payments) contributed approximately $67.8 million and $7.8 million of revenue in 2021 and 2022, respectively.” Where you discuss baseball revenue in your results of operations, please disclose such amounts attributed to postseason play, as your disclosure indicates that such amounts are material.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 175 of Amendment No. 1 to specify the amount of revenue attributable to postseason play for the year ended December 31, 2021. With respect to the revenue attributable to postseason play for the year ended December 31, 2022, SplitCo respectfully advises the Staff that such revenue is calculable after the fourth quarter of 2022 and as a result is included in the year-end financial statements rather than on an interim basis. When SplitCo is obligated to file its year-end financial statements for fiscal year 2022, it will include in such filing information regarding its revenue from the 2022 postseason.

Results of Operations – September 30, 2022 and 2021

Baseball Revenue, page 158

23.           Referencing the $62.8 million increase in baseball revenue attributed to increased ticket demand and an increased number of games for the nine months ended September 30, 2022, please quantify the increase in average ticket prices and the average attendance for the nine months ended September 30, 2022. Consider quantifying the impact of the spectator limitations in effect during the first month of the 2021 season on the increase. Refer to Item 303(c) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 141, 171 and 175 of Amendment No. 1 to address changes in average attendance volume per game; however, SplitCo respectfully advises the Staff that SplitCo does not believe presentation of an average ticket price comparison would provide meaningful information to investors in order to evaluate baseball revenue year over year. Ticket prices fluctuate from game to game and are generally determined based on management’s use of a variable and dynamic pricing strategy to manage differences in demand for tickets and to help address subjective differences in value for certain games, including, without limitation, the day of the week of a game, the time of day of the game, the opponent the Braves are facing, whether there are any promotional giveaways, pre- and/or post-game events (e.g., fan appreciation day, fireworks night, etc.), and where the seat for such ticket is located in the stadium (e.g., in the third deck or in a suite). In light of this, SplitCo believes presentation of an average ticket price comparison may be misleading.

Mixed-Use Development Revenue, page 162

24.           We note that mixed-use development revenue has increased during 2021. Please quantify the impacts from rental income, deferred payment arrangements and parking. Refer to Item 303(b) of Regulation S-K. Provide similar quantification when discussing interim financial results.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 172 and 175 of Amendment No. 1.

Liquidity and Capital Resources, page 165

25.           Please expand your discussion of the use of cash for expected expenditures to include amounts for employment agreements for player contracts as these commitments appear to represent the largest cash requirements for the company in 2023 and future periods. If material, please also discuss any amounts that may be owed for the Competitive Balance Tax. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 179 of Amendment No. 1 to expand its discussion of expected cash expenditures, which now include payments for players, coaches and executives pursuant to employment agreements. SplitCo respectfully advises the Staff that it does not expect amounts owed for the Competitive Balance Tax in 2022 will be material.

Executive Compensation of SplitCo, page 172

26.           We note that Liberty Media has entered into services agreements with each of Quarte, Liberty Broadband and TripAdvisor and that each service company pays Liberty Media monthly management fees. To the extent these fees are standard, please disclose the expected fees to be paid pursuant to the Services Agreement. Please also disclose how executive officers’ compensation of Liberty Media will be allocated to SplitCo’s executive officers.

As a related matter, please also provide the executive compensation information of the officers and directors of Liberty Media in accordance with Item 402 of Regulation S-K or tell us why you are not required to do so.

Response: In response to the Staff’s comment relating to the allocation of executive compensation, SplitCo added additional disclosure on pages 115 and 186 to clarify the method of allocation.

Further, SplitCo acknowledges the Staff’s comment regarding Liberty Media executive compensation disclosures and respectfully advises the Staff that executive compensation information for the executive officers of Liberty Media in accordance with Item 402 of Regulation S-K is not required, in reliance on SEC Interpretation 217.03, when a subsidiary of a public company goes public, historical disclosure is not required for officers of the subsidiary who were previously officers of the parent and, where, in some cases, all of the work they performed for the parent related to the subsidiary. Given that all of the executive officers of SplitCo were previously officers of Liberty Media who provided services to the Braves Group, historical compensation information is not required to be disclosed. In response to the Staff’s comment relating to director compensation, SplitCo has added disclosures on page 186 of Amendment No. 1 to clarify that SplitCo has not yet paid any compensation or made any determinations with respect to the compensation of SplitCo’s non-employee directors.

Certain Relationships and Related Party Transactions, page 178

27.           We note your disclosure that “[p]rior to the completion of the Split-Off, SplitCo will enter into the Reorganization Agreement . . .. .” Please clarify if the executed Reorganization Agreement with the terms of the split-off will be filed prior to effectiveness and shareholder vote.

Response: SplitCo expects to file the form of the Reorganization Agreement by subsequent amendment to the Registration Statement and prior to requesting effectiveness of the Registration Statement. SplitCo intends to execute the Reorganization Agreement in connection with the closing of the Split-Off following effectiveness of the Registration Statement and the approval of the Split-Off Proposal and the Reclassification Proposal by the stockholders entitled to vote on each such proposal, such executed version to be filed with a Current Report on Form 8-K.

Condensed Combined Statements of Operations, page F-3

28.           Please explain your determination that Atlanta Braves Holdings, Inc. has a simple capital structure and is not required to present both pro forma basic and fully diluted earnings (loss) per share for all periods presented. In addition, please revise the notes to the financial statements to provide a reconciliation of the numerators and the denominators of the pro forma basic and diluted per-share computations. Refer to ASC 260-10-45 and ASC 260-10-50.

Response: SplitCo respectfully advises the Staff that the financial statements of SplitCo were prepared on a combined basis rather than on a consolidated basis and represent a combination of the historical financial information of the Braves Group. The combined net assets of the Braves Group are not legally held by SplitCo as of the balance sheet dates because such net assets will be contributed to SplitCo in a common control transaction immediately prior to the completion of the Split-Off. Because the contribution of the net assets to SplitCo is not planned to occur until immediately prior to the completion of the Split-Off, the combined financial statements have been “carved-out” of the historical Liberty Media consolidated financial statements.

U.S. GAAP does not provide comprehensive guidance for presenting earnings per share in carve-out or combined financial statements. Our determination that the Company has a simple capital structure (as defined in ASC 260-10-45-2) is based on our consideration of interpretative accounting guidance for carve-out financial statements published by PricewaterhouseCoopers LLP (last updated November 2022). Pursuant to such interpretative guidance, when calculating diluted earnings per share, the dilutive effects of stock options granted by the carve-out business should be considered from the grant date and options to purchase shares of the parent entity are not included in the carve-out entity diluted earnings per share. Since the options to purchase shares of Liberty Braves common stock are options to purchase shares of Liberty Media, they were not included in SplitCo’s diluted earnings per share, and since there are no other potentially dilutive shares that should be considered in the pro forma earnings per share calculation, basic and diluted earnings per share are the same. We narratively described in Note 2 (Pro Forma Earnings (Loss) per share) to the combined financial statements the method used by SplitCo to calculate earnings per share.

In addition to the above referenced narrative, in response to the Staff’s comment regarding a reconciliation of the numerators of the per-share computations, SplitCo revised the disclosure on pages F-10 and F-38 of Amendment No. 1 to add a reconciliation of the numerator of the earnings per share calculation.

29.           Pro forma presentation should be based on the latest fiscal year and interim period included in the filing. Please revise or explain why you present the comparable periods.

Response: In response to the Staff’s comment, SplitCo removed the comparable period pro forma earnings per share information from the interim and annual financial statements on pages F-3 and F-24 of Amendment No. 1.

Notes to Condensed Combined Financial Statements

(1) Basis of Presentation

Split-Off of Atlanta Braves Holdings from Liberty Media, page F-9

30.           You disclose that a portion of Liberty Media’s general and administrative expenses, including legal, tax, accounting, treasury and investor relations support is allocated to the Braves Group based on the estimated amount of time spent. Please tell us and disclose the basis on which officer salaries of Liberty Media are allocated to the Braves Group and whether the financial statements reflect all of the expenses incurred by Liberty Media Corp. on your behalf. Refer to the Codification of Staff Accounting Bulletins, Topic 1:B.1.

Response: In response to the Staff’s comment, SplitCo added additional disclosure on pages 115 and 186 of Amendment No. 1 to clarify the method of allocation.

Combined Statements of Cash Flows, page F-26

31.           Please tell us your basis for classifying payments on deferred obligations to players and other baseball personnel as cash flows from financing activities referencing authoritative literature that supports your presentation.

Response: SplitCo respectfully advises the Staff that pursuant to ASC 230-10-45-15(c), principal payments to creditors who have extended long-term credit are cash outflows for financing activities. SplitCo considers payments on deferred obligations to players and other baseball personnel to be payments that are financed by the players and other baseball personnel to whom the payments are due. To respectfully provide the Staff with additional context, SplitCo notes that the entirety of the $8 million of deferred obligations paid during the year ended December 31, 2021 related to one player. During the 2018 season, this player had contractual compensation of $16 million, $8 million of which was paid in 2018 and the remaining $8 million of which was paid in 2021. SplitCo recorded the net present value of the payment due in 2021 as payroll expense in 2018 and accreted interest each year through the payment date in 2021 in accordance with ASC Topic 830, Interest.

(2) Summary of Significant Accounting Policies

Revenue Recognition

Mixed-Use Development Revenue, page F-36

32.           You disclose that mixed-use development revenue is derived from rental income, parking and sponsorships. To the extent that sponsorships are material, please disclose the nature of these arrangements and how they are accounted for.

Response: SplitCo respectfully advises the Staff that when combined, parking and sponsorship revenue comprised less than 2% of total revenue during the years ended December 21, 2021 and 2020. In response to the Staff’s comment, SplitCo revised the disclosure on pages 172 and 175 of Amendment No. 1 to clarify that mixed-use development segment revenue is primarily comprised of rental income and, despite parking and sponsorship revenue being immaterial, SplitCo has revised the disclosure on page F-36 of Amendment No. 1 to describe the accounting for parking and sponsorship revenue.

Notes to Combined Financial Statements

(5) Investments in Affiliates Accounted for Using the Equity Method, page F-39

33.           Please tell us your consideration of providing MLBAM’s financial statements pursuant to Rule 3-09 of Regulation S-X and MLBAM’s and BELP’s summarized financial information pursuant to Rule 4-08(g) of Regulation S-X.

Response: SplitCo respectfully advises the Staff that (a) Rule 3-09 of Regulation S-X requires a registrant to file separate financial statements for each equity method investee for which either the investment or income test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the fiscal years required to be presented in the filing and (b) Rule 4-08(g) of Regulation S-X requires a registrant to disclose summarized financial information in a note to the financial statements for all of its equity method investees for which the investment, asset or income test set forth in Rule 1-02(w) of Regulation S-X, individually or in the aggregate, exceeds 10% for any of the fiscal years required to be presented in the filing.

SplitCo completed the investment, asset and income tests, as set forth in Rule 1-02(w) of Regulation S-X. For the years ended December 31, 2021 and 2020, neither MLBAM nor BELP individually exceeded the 10% threshold for any of the tests, with results of the tests ranging from a fraction of a percentage to approximately 7%. In addition, for the years ended December 31, 2021 and 2020, when considered on an aggregate basis, SplitCo’s equity method investments did not exceed 10% for any of such tests.

Item 21. Exhibits And Financial Statement Schedules, page II-3

34.           According to your disclosure on pages 46 and 47, you fund your “operating activities through cash flow from operations and two credit facilities, with a combined borrowing capacity of $275 million,” and you have also “taken on a significant level of debt and increased expenses related to the development of the Braves’ stadium.” As it appears that such debt agreements will continue to be in place following the separation, please disclose in an appropriate place in your proxy statement/prospectus the material terms of the debt agreements, and file them as exhibits to the registration statement.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 179 of Amendment No. 1 to describe the material terms of certain debt agreements in addition to the cross-reference to disclosures included in Note 5 (Debt) to the SplitCo condensed combined financial statements included in the Registration Statement. SplitCo respectfully advises the Staff that the League Wide Credit Facility, the MLB Facility Fund, TeamCo Revolver and the Baseball Term Debt are lending arrangements of the type that are entered into in the ordinary course of business for MLB Clubs. The League Wide Credit Facility and the MLB Facility Fund are league-specific debt arrangements that support MLB Clubs by providing funding sources for operational and facility development and improvement purposes. While the Braves have borrowed under these facilities from time to time, SplitCo does not consider either of these facilities, the TeamCo Revolver or the Baseball Term Debt, which was borrowed to support construction of Truist Park, to be agreements upon which it is individually substantially dependent. Further, these debt instruments, together with the limitations imposed by the Debt Service Rule, are designed to provide MLB Clubs with sources of liquidity while also regulating the amount of debt that an MLB Club can incur. As such, SplitCo does not believe the agreements underlying these debt instruments are of the type that would be required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K and does not believe, in light of the fulsome disclosure provided, that the filing of the agreements underlying these debt instruments would provide investors with any additional material information. Further, due to the fact that League Wide Credit Facility and the MLB Facility Fund are available to all of the MLB Clubs and are amended regularly and contain MLB Club specific terms and amendments, SplitCo respectfully advises the Staff that the filing of the agreements underlying these facilities may lead to investor confusion with respect to the terms and provisions that are applicable to the Braves.

*           *           *

If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:   Liberty Media Corporation

Renee L. Wilm

Kate Jewell

Brittany Uthoff

Baker Botts L.L.P.

Frederick McGrath